77H

The percentage of the Preferred Small Cap Growth Fund owned by Caterpillar Insurance Company Limited varies daily based on the investment activities of other shareholders of the Fund, and may fall above or below 25% on any given day. At June 30, 2003, the Preferred Small Cap Growth Fund held 19.94% of the voting securities of the Fund.

The percentage of the Preferred Mid Cap Growth Fund owned by Caterpillar Insurance Company Limited varies daily based on the investment activities of other shareholders of the Fund, and may fall above or below 25% on any given day. At June 30, 2003, the Preferred Mid Cap Growth Fund held 16.55% of the voting securities of the Fund.